

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 7, 2016

By E-Mail

Aneliya S. Crawford, Esq.
Olshan Frome Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022

> **Re: Chico's FAS, Inc.**
> **Preliminary Proxy Statement**
> **Filed on June 3, 2016**
> **Filed by Barington Companies Equity Partners, L.P., Barington Companies**
>   **Investors, LLC, Barington Capital Group, L.P., LNA Capital Corp.,**
>   **James A. Mitarotonda, Hilco, Inc., Joseph R. Gromek, SMS Capital, LLC,**
>   **Thor ECM LLC, J.M. Cohen Long-Term Investment Fund, L.P., and**
>   **Janet E. Grove**
> **File No. 001-16435**
>
> **Soliciting Materials filed pursuant to Rule 14a-12 on June 2, 2016**
> **Filed by Barington Companies Equity Partners, L.P., Barington Companies**
>   **Investors, LLC, Barington Capital Group, L.P., LNA Capital Corp.,**
>   **James A. Mitarotonda, Hilco, Inc., Joseph R. Gromek, SMS Capital, LLC,**
>   **Thor ECM LLC, J.M. Cohen Long-Term Investment Fund, L.P., and**
>   **Janet E. Grove**
> **File No. 001-16435**

Dear Ms. Crawford:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Preliminary Proxy Statement

Reasons for Our Solicitation, page 4

1.   We note your disclosure that you believe it is important for shareholders to "finally" have a choice with respect to who represents their interests in the boardroom. Note that you must avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Provide us supplementally, or disclose, the factual foundation for the assertion referenced above. In this regard, note that the factual foundation for such assertion must be reasonable. Refer to Rule 14a-9.

Proposal No. 1. Election of Directors, page 12

2.   Please remove the references on page 14 to the participants' disclaimer of beneficial ownership "except to the extent of [his/her] pecuniary interest." Please note that beneficial ownership is not determined based on pecuniary interest. Refer to Rule 13d-3(a).

Soliciting Materials filed pursuant to Rule 14a-12

3.   We note your disclosure that you believe the company's common stock "could be worth $25 to $27 per share in three years if measures are implemented." The inclusion of valuations in proxy materials is only appropriate and consonant with Rule 14a-9 when made in good faith and on a reasonable basis. Valuation information must therefore be accompanied by disclosure which facilitates securityholders' understanding of the basis for and limitations of the valuation information. Please provide us support for your assertion. Also, if you choose to continue using similar language in your soliciting materials, you must include supporting disclosure of the kind described in Exchange Act Release No. 16833 (May 23, 1980). In addition, supplementally explain why your valuation is not so qualified and subject to such material limitations and qualifications as to make its inclusion unreasonable.

4.   We note your disclosure that you believe Ms. Brooks's service as a director would create a potential violation of the Clayton Antitrust Act. Please provide us supplementally your detailed legal analysis supporting your disclosure.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the participants are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the participants acknowledging that:

- the participants are responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participants may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3619.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions